

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2023

Balkrishan (Simba) Gill, Ph.D.
Chief Executive Officer
Evelo Biosciences, Inc.
620 Memorial Drive
Cambridge, Massachusetts 02139

> **Re: Evelo Biosciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 10, 2023**
> **File No. 333-273869**

Dear Balkrishan (Simba) Gill:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Peter N. Handrinos, Esq.